 ELDORADO GOLD CORPORATION

(the “Company”)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Corporate Governance and Nominating Committee (the “Committee”) is to oversee and monitor the Company’s corporate governance policies and practices, to identify, propose and nominate candidates for election as directors and to recommend a slate of nominees for election at the Company’s annual general meeting on behalf of the Board of Directors (the “Board”) and to report on the Committee’s activities on a regular and timely basis to the Board.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form the Committee annually at the organizational meeting of the Board immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of at least three Independent Directors (“Member” or “Members”).  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, as defined in National Policy 58-201.

4.

The Board appoints the Chairman of the Committee (“Committee Chair”).  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to the approval of the Audit Committee or the Chairman of the Audit Committee.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least once per year in January for the purpose of providing a slate of candidates for nomination to the Board.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members present waive notice, and if those absent waive notice in writing.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review on a regular basis the Company’s corporate governance policies and practices generally and make recommendations to the Board of Directors as appropriate.

2.

Monitor the Company’s Risk Management program.

3.

Establish the size and composition of the Board and qualification criteria for Board members reflecting an appropriate mix of expertise, skills, attributes and personal and professional backgrounds for service as an Independent Director of the Company.

4.

Recommend a slate of nominee Directors to be elected at the Annual Shareholders Meeting who meet the established criteria and who have sufficient time available to devote to the affairs of the Company.

5.

Identify Directors for the position of Non-Executive Chairman of the Board.

6.

Establish criteria for membership to the Board Committees and identify and recommend Independent Directors to serve as members on and Chairman of each Committee.

7.

Perform an annual review of incumbent directors’ performance and attendance at Board and Committee meetings in connection with the Corporate Governance Committee’s consideration of Directors to be slated for election at the Company’s annual meeting.  The review shall seek to identify specific areas, if any, in need of improvement or strengthening and shall culminate in a discussion by the full Board of the results and any actions to be taken.  The review and evaluation will include, among other things, an assessment of:

a)

the Board’s composition and independence;

b)

the Board’s access to and review of information from management and the quality of such information;

c)

the Board’s responsiveness to shareholder concerns

8.

Develop a process to determine when a conflict of interest exists and review any conflict of interest issues affecting a Director.

9.

Establish policy on rotating Committee assignments.

10.

Work with Management in the continued development of an orientation program for new Directors, which shall be designed to both familiarize new Directors with the full scope of the Company’s businesses and key challenges and to assist new Directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

11.

Work with Management in developing and implementing appropriate continuing education programs for the Directors.

12.

Review and assess annually the adequacy of the Board Committees’ Terms of Reference, the Terms of Reference for a Director and for the Board of Directors and make recommendations of such to the Board.

13.

Annually conduct a self-assessment of the Committee’s performance for discussions.  The review and discussion shall seek to identify specific areas, if any, in need of improvement or strengthening.

14.

Perform any other activities consistent with these Terms of Reference, the Company’s by-laws, governance legislation, guidelines and practices as the Committee or the Board deems necessary or appropriate.

15.

Report at regularly scheduled Board Meetings on matters coming before the Committee.

Approved by the Board of Directors, March 25, 2008